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Exhibit 20.1

INTRADO ANNOUNCES FIRST QUARTER 2004 RESULTS

Strong Cash Flow and Balanced Growth Highlight First Quarter

Earnings per Diluted Share of $0.11 up 57% from 2003 on Total Revenue of $32.1 million, Free Cash Flow of $4.5 million

April 22, 2004 (Longmont, Colo.)—Intrado Inc. (NASDAQ:TRDO), North America's leading provider of 9-1-1 infrastructure systems and services, and experts in engineering and managing complex integrated data and telecommunications solutions, today announced first quarter 2004 results:

  •
  For the three months ended March 31, 2004, the Company reported revenue of $32.1 million, up 8% from $29.9 million in the first quarter last year.

  •
  Net income for the first quarter of 2004 was $1.9 million, or $0.11 per fully diluted share, compared to $1.1 million, or $0.07 per fully diluted share, for the same period in 2003, a 57% increase in income per fully diluted share. First quarter 2004 net income included tax expense of $1.1 million, a 37% effective tax rate, compared to $0.6 million for 2003, a 35.5% effective tax rate.

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  Cash flow for the first quarter was $0.6 million compared to $2.6 million for the same period in 2003. Included in the first quarter 2004 cash flow figure was an investment of $4.4 million to complete the acquisition of bmd wireless AG.

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  Free cash flow (cash provided by operating activities of $7.0 million from operations, less cash used in acquisition of property and equipment of $0.5 million and capitalized software development costs of $2.0 million) for the first quarter of 2004 was $4.5 million, compared to $4.2 million for the same period in 2003 (cash provided by operating activities of $6.6 million, less cash used in investing activities of $2.4 million).

"We strengthened our core 9-1-1 business with another major ILEC contract extension, grew our wireless E9-1-1 and VoIP customer base, and announced new offerings for the expanding VoIP market," said George Heinrichs, Intrado's president and chief executive officer. "We also integrated our acquisition of bmd wireless AG and introduced new wireless data services in the North American market while extending Intrado's reach worldwide. I am confident in our ability to balance the expansion of our core business with accelerating growth opportunities."

Recent Highlights

Intrado signed a long-term contract extension with a major ILEC customer for 9-1-1 data management, systems and services (as previously announced in a Current Report on Form 8-K, as filed with the SEC on March 17, 2004).

Intrado increased its leadership position in wireless E9-1-1 with the migration of its entire wireless customer base to an internally developed Mobile Positioning Center and Gateway Mobile Location Center. Intrado developed these systems to improve quality and increase customer satisfaction.

Intrado added six new wireless service providers as customers for E9-1-1 Phase I and Phase II and hosted PDE services during first quarter 2004. Intrado now supports 50 wireless service providers directly or through contracts with state agencies.

Intrado acquired core network messaging provider bmd wireless AG, a Swiss corporation, and launched the first of a series of new wireless data service offerings, including Spam Filtering Solution, which mitigates illicit content and viruses from reaching subscribers, and Personal Call Collector, which provides missed call notifications.

Intrado expanded its market leadership in the fast-growing VoIP emergency communications market with new V9-1-1SM services that support caller mobility, providing near real-time location information to ensure that VoIP calls are routed to the most appropriate 9-1-1 dispatch center with the appropriate priority.

Intrado continued expansion of new input providers and subscribers to the IntelliBaseSM National Repository Line Level Database and Billing Name and Address services.

Intrado introduced its IntelliBaseSM MinCARE Clearinghouse to facilitate the exchange of customer account record exchange (CARE) information essential to provisioning local or long distance service between inter-exchange carriers and local exchange carriers. This service complements Intrado's current National Repository Line Level Database services.

Business Unit Performance Summary

Wireline: Wireline revenue decreased to $20.4 million in the first quarter of 2004, down 2% from $20.9 million in the first quarter of 2003.

Wireless: Wireless revenue for the first quarter of 2004 grew 26% to $10.9 million, up from $8.6 million in the first quarter of 2003.

New Markets: New Markets revenue increased 126%, from $0.4 million for the first quarter of 2003 to $0.8 million in the first quarter of 2004.

Indirect Overhead Expenses: Total indirect overhead expenses (defined as sales and marketing costs of $4.6 million, general and administrative costs of $5.6 million and research and development costs of $0.6 million) decreased to $10.8 million in the first quarter of 2004, down 3% from $11.1 million in the first quarter of 2003 (defined as sales and marketing costs of $4.4 million, general and administrative costs of $6.1 million and research and development costs of $0.6 million) .

Intrado finished the quarter with $38.6 million in cash, up $0.6 million from $38.0 million at December 31, 2003. As of March 31, 2004, Intrado had $17 million available under its revolving line of credit with GE Capital and an additional $8 million under existing capital lease facilities.

Days sales outstanding (DSOs) were 46 at March 31, 2004 compared to 60 days at March 31, 2003. DSOs equal gross accounts receivable plus unbilled revenue divided by total quarterly revenue, times 90 days.

Second Quarter 2004 Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially from current expectations.

Intrado's expectations for second quarter 2004 revenue range between $33.8 million and $35.1 million.

Intrado's second quarter 2004 expectations for net income range between $2.9 million and $4.1 million, with an estimated effective tax rate of 37%. On a diluted basis, second quarter 2004 earnings per share is expected to range between $0.16 and $0.22 per share on a projected share base of 18.4 million.

Intrado anticipates that free cash flow (as defined above) will range between $4.2 million and $4.5 million in the second quarter of 2004, consisting of net cash provided by operating activities ranging between $6.9 million and $7.2 million, less estimated capital expenditures of $1.0 million and estimated capitalized software development costs of $1.8 million.

Intrado expects second quarter 2004 sales and marketing, general and administrative and research and development costs and expenses to be approximately $5.5 million, $5.2 million and $0.5 million, respectively.

Additionally, Intrado provides the following performance guidance for each of its three business units:

Wireline: Expectations for second quarter 2004 revenue range between $19.9 and $20.8 million. Direct costs are estimated to be approximately $9.5 million.

Wireless: Outlook for second quarter revenue ranges between $12.8 and $13.2 million. Direct costs are estimated to be approximately $6.5 million.

New Markets: Outlook for second quarter revenue is approximately $1.1 million. Direct costs are estimated to be approximately $1.6 million.

Full Year 2004 Outlook

Intrado reaffirms full-year 2004 guidance as previously announced on December 18, 2003.

Conference Call Webcast

Intrado will be hosting a live broadcast over the Internet of the previously announced conference call on April 22, 2004 at 4:30 p.m. ET, 2:30 p.m. MT, and 1:30 p.m. PT to discuss first quarter 2004 results. To participate, access the Company's Web site at www.intrado.com and click on the Intrado® Q1 Earnings Call Webcast button under the caption "Headlines."

About Intrado

Intrado Inc. (NASDAQ:TRDO), now in its 25th year, has been a pioneer in emergency communications since 1979, providing the core of the nation's 9-1-1 infrastructure and delivering innovative solutions to telecommunications companies and public safety organizations.

Intrado excels in systems engineering of complex, integrated data and telephony environments and in critical operations management. The Company's unparalleled industry knowledge reduces the effort, cost and time associated with providing reliable information for 9-1-1, safety and commercial applications.

Intrado has received International Organization for Standardization (ISO) 9001-2000 certification.

Additional information on Intrado, its products and services, and past press releases can be found at the Company's Web site: www.intrado.com.

Note Concerning Non-GAAP Financial Measures

Certain information set forth herein, including total indirect overhead expenses and free cash flow, may be considered non-GAAP financial measures. Intrado believes this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Intrado's management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating the Company's operating performance and capital resources. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as reported by Intrado may not be comparable to similarly titled amounts reported by other companies.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Statements in this announcement that are not historical facts are hereby identified as forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this announcement. Known and unknown risks, uncertainties and other factors could cause actual results to differ materially from those contemplated in forward-looking statements.

The forward-looking statements included in this announcement are necessarily estimates reflecting the best judgment of senior management. Although we believe that these forward-looking statements are reasonable, we cannot promise that they will turn out to be correct. Our actual results could be materially different from our expectations due to a variety of risks and uncertainties, including, but not limited to the following:

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  our reliance on large contracts from a limited number of significant telecommunications customers and their ability to pay for our services, especially in light of recent competitive pressures in the telecommunications industry;

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  our ability to integrate businesses and assets that we have acquired or may acquire;

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  whether our efforts to expand into European and other international markets will prove to be economically viable;

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  adverse trends in the telecommunications industry in general, including bankruptcy filings by our customers, such as MCI (formerly known as WorldCom, Inc.) and other factors that are beyond our control;

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  whether our investments in research and development and capitalized software will expand our service offerings and prove to be economically viable;

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  competition in service, price and technological innovation from entities with substantially greater resources than us;

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  constraints on our sales and marketing channels due to the fact that many of our customers compete with each other;

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  our ability to accurately predict and recoup the large amount of up-front expenditures necessary to serve new customers and possible delays in sales cycles;

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  our ability to expand our services beyond our traditional business and into the highly competitive data management industry, such as our proposed IntelliBaseSM National Repository Line Level Database and IntelliCastSM Target Notification services;

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  the unpredictable rate of adoption of wireless 9-1-1 services, including further delays in the Federal Communications Commission's mandated deployment of Phase I and Phase II wireless location services;

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  the potential for liability claims, including product liability claims relating to our software;

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  technical difficulties and network downtime, including those caused by sabotage or unauthorized access to our systems;

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  changes in interest rates, including the LIBOR and prime rate and their potentially adverse effect on our liquidity;

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  the possibility that we will not generate taxable income in an amount sufficient to allow us to utilize previously generated net operating loss carryforwards and/or research and development tax credits;

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  developments in telecommunications regulation and the unpredictable manner in which existing or new legislation and regulation may be applied to our business; and

  •
  developments in governance, accounting and financial regulation, including Section 404 of the Sarbanes-Oxley Act of 2002 and their unpredictable impact on general and administrative expenses.

This list is intended to identify some of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included elsewhere in this announcement. These factors are not intended to represent a complete list of all risks and uncertainties inherent in our business, and should be read in conjunction with the more detailed risk factors included in our SEC filings. Except for our ongoing obligations to disclose material information under U.S. federal securities laws, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Investor Contact
Michael D. Dingman, Jr.
Chief Financial Officer
Intrado Inc.
720.494.6504 mdingman@intrado.com

INTRADO INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

	Three Months Ended March 31,
	2004	2003
Revenues:
Wireline business unit	$20,429	$20,871
Wireless business unit	10,862	8,626
New markets business unit	841	372

Total revenues	32,132	29,869
Costs and expenses:
Wireline business unit	10,913	10,287
Wireless business unit	5,804	5,256
New markets business unit	1,322	1,215
Sales and marketing	4,624	4,410
General and administrative	5,554	6,097
Research and development	583	602

Total costs and expenses	28,800	27,867

Income from operations	3,332	2,002
Other income (expense):
Interest and other income	87	35
Interest and other expense	(368)	(266)

Income before income taxes	3,051	1,771
Income tax expense	1,130	629

Net income	$1,921	$1,142

Net income per share:
Basic	$0.12	$0.07

Diluted	$0.11	$0.07

Shares used in computing net income per share:
Basic	16,631,019	15,502,936

Diluted	17,957,929	15,862,929

INTRADO INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands)

(Unaudited)

	March 31, 2004	December 31, 2003
ASSETS
Current assets:
Cash and cash equivalents	$38,631	$37,981
Accounts receivable, net of allowance for doubtful accounts of approximately $738 and $357, respectively	14,493	15,678
Unbilled revenue	1,263	1,560
Prepaids and other	3,054	1,695
Deferred contract costs	4,339	4,195
Deferred income taxes—current portion	10,810	11,105

Total current assets	72,590	72,214

Property and equipment, net	25,030	26,220
Goodwill, net of accumulated amortization of $1,394	42,219	24,517
Other intangibles, net	5,303	5,586
Deferred contract costs	3,088	2,865
Software development costs, net	14,811	12,910
Other assets	635	955

Total assets	$163,676	$145,267

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$10,957	$10,906
Current portion of capital lease obligations	2,068	2,935
Current portion of notes payable	4,250	4,250
Mandatorily redeemable preferred stock payable	4,504	4,435
Deferred contract revenue	15,211	15,733

Total current liabilities	36,990	38,259

Capital lease obligations, net of current portion	1,667	1,488
Line of credit	2,000	2,000
Deferred rent, net of current portion	1,601	1,566
Notes payable, net of current portion	4,833	5,917
Mandatorily redeemable preferred stock payable	4,228	4,159
Deferred contract revenue	6,647	6,355
Deferred tax liability	1,058	1,081

Total liabilities	59,024	60,825

Stockholders' equity:
Common stock	17	16
Additional paid-in-capital	107,232	88,944
Accumulated deficit	(2,597)	(4,518)

Total stockholders' equity	104,652	84,442

Total liabilities and stockholders' equity	$163,676	$145,267

INTRADO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

(Unaudited)

	Three Months Ended March 31,
	2004	2003
Cash flows from operating activities:
Net income	$1,921	$1,142
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,879	4,032
Tax benefit for stock option exercises	1,013	60
Stock-based compensation	70	—
Deferred income taxes	102	569
Other adjustments	186	57
Change in—
Accounts receivable and unbilled revenue	1,784	1,722
Prepaids and other	(958)	101
Deferred contract costs	(306)	(198)
Accounts payable and accrued liabilities	(346)	1,367
Deferred revenue	(343)	(2,264)

Net cash provided by operating activities	7,002	6,588
Cash flows from investing activities:
Acquisition of property and equipment	(485)	(929)
Acquisition of business, net of cash acquired	(4,374)	—
Capitalized software development costs	(1,971)	(1,428)

Net cash used in investing activities	(6,830)	(2,357)
Cash flows from financing activities:
Principal payments on capital lease obligations	(958)	(877)
Principal payments on notes payable and Lucent inventory payable	(1,084)	(1,363)
Proceeds from exercise of options, warrants and employee stock purchase plan	2,520	641

Net cash provided by (used in) financing activities	478	(1,599)
Net increase in cash and cash equivalents	650	2,632
Cash and cash equivalents, beginning of period	37,981	12,895

Cash and cash equivalents, end of period	$38,631	$15,527

Supplemental schedule of noncash financing and investing activities:
Property acquired with capital leases	$294	$36

Supplemental Reconciliation of Free Cash Flow and Net Free Cash Flow
Net cash provided by operating activities	$7,002	$6,588
Net cash used in investing activities	(2,456)	(2,357)

Free Cash Flow	4,546	4,231
Acquisition, net of cash acquired	(4,374)	—
Net cash provided by (used in) financing activities	478	(1,599)

Net Free Cash Flow	$650	$2,632

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INTRADO ANNOUNCES FIRST QUARTER 2004 RESULTS
INTRADO INC. CONSOLIDATED BALANCE SHEETS (Dollars in Thousands) (Unaudited)
INTRADO INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in Thousands) (Unaudited)